Exhibit 15.1

Management’s Report on Internal Control Over Financial Reporting

The management of NTT DoCoMo, Inc. (the “company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Internal control over financial reporting of the company is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies and procedures may deteriorate.

Management evaluated the effectiveness of the company’s internal control over financial reporting using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of March 31, 2007.

Management’s assessment of the company’s internal control over financial reporting as of March 31, 2007 has been audited by KPMG AZSA & Co., an independent registered public accounting firm, as stated in their report.

Dated: June 19, 2007

/s/ MASAO NAKAMURA
Masao Nakamura
President and Chief Executive Officer

/s/ MASAYUKI HIRATA
Masayuki Hirata Senior Executive Vice President and Chief Financial Officer